TSX V: ADL; FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES COMMENCEMENT OF DRILLING OPERATIONS ONSHORE AND 3D GEOPHYSICAL SURVEY OFFSHORE ISRAEL

Toronto, Ontario, December 14, 2010 / CNW ADIRA ENERGY LTD. (TSX V: ADL; OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has commenced Drilling and workover operations on its onshore “Eitan” unconventional gas license in the Hula Valley as well as commencing 3D geophysical survey operations on its “Gabriella” and “Yitzhak” licenses offshore Israel.

OFFSHORE LICENSES

The Company has contracted WesternGeco, a Schlumberger company, to complete a state of the art geophysical survey on its Yitzhak and Gabriella licenses directly offshore of central Israel on a 630 square kilometre 3D Survey. The company is focused specifically on oil targets in this region. Adira Energy has three contiguous blocks that run the length of central Israel including “Gabriella”, “Yitzhak” and “Samuel”. The current dual axis survey, a technology never used before in Israeli waters is designed to define the exact target and structure. Two independent 3D surveys will overlay each other at opposing axes. Adira Energy, President and COO, Colin Kinley commented, “The program is underway and we are 60% complete the first axis. We are very excited to be using the dual axis technology Western brings to the region – these oil targets are significant to both Adira and Israel. Previous drilling and testing has enhanced the prospectivity of these blocks and we are keen to complete this phase and begin processing”. Adira intends to complete the Gabriella and Yitzhak programs in early January and plans to commence its 300 square kilometer3D survey on the Samuel license within the first half of 2011.

ONSHORE LICENSE

Adira has also commenced operations on its onshore Eitan License after successfully obtaining all necessary regulatory permits. The Company has moved its drill rig and associated equipment onto site and commenced operations on its first of three workovers. It is anticipated that the workovers will be completed in early January, 2011 and will then commence drilling and wireline coring operations on three new gas wells. This program is estimated to take three to four months to complete and will include desorption and adsorption analysis of key coal and shale intersect in the wells. Once this assessment is complete the study will provide an understanding of the gas contents, structure and economic feasibility of an unconventional resource play in the region. The Eitan project is located in Hula Valley basin, Northern Israel near the head of the Jordan River Valley.

Adira has engaged a team of industry experts experienced in tight and unconventional gas exploration and development. Using technologies and capabilities they have developed in the prolific US unconventional gas plays, the Company hopes to understand and harness the known conventional gas reserves and define the potential of developing a long term unconventional gas resource.

Ilan Diamond, CEO of Adira Energy said, “We are confident in our ability to define the economic potential of this known onshore gas field. The valley has potential for significant regional supply and power generation to feed Israel’s hydrocarbon hungry market. We are also delighted that we have commenced the 3D offshore program. We hope to use the acquired data in the survey to identify prospects on each of the Gabriella and Yitzchak licenses.”

Colin Kinley, commented, “The Hula presents a unique opportunity for gas development s. We are at the dawn of a new era in upstream exploitation technologies around the world and projects not dissimilar to this one, are now being developed, where they have gone unnoticed or been impossible to exploit in the past. We have a world class team, significant resource potential, proven reserves a relatively shallow resource play. With a high demand for gas in the region the components are all there.” ”

About WesternGeco

WesternGeco, a business segment of Schlumberger, is the world's leading geophysical services company, providing comprehensive worldwide reservoir imaging, monitoring, and development services, with the most extensive geophysical survey crews and data processing centers in the industry, as well as the world's largest multi-client data library.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For more information contact:

Canada	Israel
Alan Friedman	Ilan Diamond
Executive Vice President, Corporate Development	Chief Executive Officer
contact@adiraenergy.com	idiamond@adiraenergy.com
+1 416 250 1955	+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455